UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

_____________

CHINA CHEMICAL CORP.
(Name of Subject Company (Issuer))
_____________

CHINA CHEMICAL CORP.
NEW SOURCE HOLDING CO., LTD.
CHCC ACQUISITION CO., INC.
LU FENG
LU LINGLIANG
LI BIN
YAN KAI
JIAN LI
ZHANG LIANGJUN
FENGZHEN ZHOU
CHEN HUI

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

169386109
(CUSIP Number of Class of Securities)

China Chemical Corp. 1, Electric Power Road Zhou Cun District Zibo, P.R. China +86 0533-6168699	Lu Feng, Lu Lingliang, Li Bin, Yan Kai, Jian Li, Zhang Lianjun, Fengzhen Zhou and Chen Hui c/o China Chemical Corp. 1, Electric Power Road Zhou Cun District Zibo, P.R. China +86 0533-6168699
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Thomas Wardell, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, GA 30308
(404) 527-4000

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,389,100	$1,075.99

*
Calculated solely for the purpose of determining the filing fee. The filing fee was determined based on  $9,389,100 (6,259,400 shares of common stock outstanding on October 12, 2011 that are not owned by New Source Holding Co., Ltd. and its affiliates multiplied by $1.50) (the “Total Consideration”).  The shares owned by New Source Holding Co., Ltd. and its affiliates that are not included in the foregoing calculation have been so excluded because they are being contributed to New Source Holding Co., Ltd. immediately prior to the consummation of the merger.

**
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 promulgated thereunder, the filing fee was determined by multiplying the Total Consideration by 0.00011460.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

INTRODUCTORY STATEMENT

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto  (the “Schedule 13E-3”), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China Chemical Corp., a Delaware Corporation (the “Company”), New Source Holding Co., Ltd., a Delaware corporation (“NSH”), CHCC Acquisition Co., Inc., a Delaware Corporation (“Merger Sub”), Lu Feng, an individual resident of P.R. China, Lu Lingliang, an individual resident of P.R. China, Li Bin, an individual resident of P.R. China, Yan Kai, an individual resident of P.R. China, Jian Li, an individual resident of P.R. China, Zhang Lianjun, an individual resident of P.R. China, Fengzhen Zhou, an individual resident of P.R. China, and Chen Hui, an individual resident of P.R. China. The Company, NSH and Merger Sub have negotiated an Agreement and Plan of Merger (the “Merger Agreement”).  This Schedule 13E-3 relates to the Merger Agreement and the merger contemplated thereby (the “Merger”).

If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to the closing of the Merger are satisfied or waived, the Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”).  In the Merger, (a) each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (other than (i) the shares held in the treasury of CHCC, otherwise owned by CHCC or NSH or any of their respective subsidiaries, (ii) the shares which are subject to an agreement with certain stockholders (the “Contributing Parties”) and NSH described below), (iii) the shares which are subject to litigation in the matter of Zibo Jiazhou Chemical Co., Ltd. v. PAMCO Management, Ltd. and Po Sun Liu (Case No.: (2011) Lushangchuzi No. 15), which shares will not be honored for payment until the litigation is concluded, or (iv) the shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $1.50 in cash without interest and (b) each outstanding option to purchase shares of Company common stock granted under any of the Company’s option plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into a right to receive cash payment equal to the number of shares of the Company’s common stock underlying such option multiplied by the amount (if any) by which $1.50 exceeds the option exercise price, without interest and less any applicable withholding taxes, however, there are no outstanding options as of the date of this Schedule 13E-3.

In connection with the execution of the Merger Agreement, NSH (with the Company’s consent) entered into an agreement with Lu Feng, Lu Linglang, Li Bin, Yan Kai, Yu Hong Tian, Lu Ning, Han Ying, Lu Tian Yu, Zhou Qing, Zhang Lian Fang, Lu Yang, Liu Heng Fang, Zhang Lian Jun, Wang Song, Li Zhi Bin, An Ming, Express Sky Limited, Bright Success Asia Pacific Limited, Able Profit International Limited and Eternal Success International Limited (collectively, the “Contributing Parties”), holders of collectively 23,755,600  shares of the Company’s common stock (approximately 79.15% of the outstanding shares of the Company’s common stock) pursuant to which, the Contributing Parties have agreed to contribute all of the shares of the Company held by them to NSH at the closing of the Merger.  In exchange for these contributions, NSH will issue shares of NSH to these individuals.  Following the Merger, NSH would own all of the common stock of the Company as the company surviving the Merger and the Contributing Parties will own collectively all of the stock of NSH.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the securities and Exchange Commission a preliminary proxy statement (as so amended, the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger.  The approval and adoption of the Merger Agreement requires the affirmative vote of at least a majority of the number of votes entitled to be cast at the close of business on the record date by stockholders of the Company.  The Proxy Statement is attached hereto as Exhibit (a)(3) and the Merger Agreement is filed as Annex A to Exhibit (a)(3).  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.  All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1.  Summary Term Sheet

The information set forth in the section of the Proxy Statement  under “Summary Term Sheet” and “Questions and Answers about the Special Meeting and the Merger” is incorporated herein by reference.

Item 2.  Subject Company Information

(a)           Name and Address.  The name of the subject company and the issuer of the securities to which this Schedule 13E-3 relates is China Chemical Corp., a Delaware corporation.  The Company’s principal executive offices are located C 1, Electric Power Road, Zhou Cun District, Zibo, P.R. China and the Company’s telephone number at such address is +86 0533-6168699.

(b)           Securities.  The information set forth in the Proxy Statement  under the captions “Notice of Special Meeting,” “Questions and Answers about the Special Meeting and the Merger,” and “The Special Meeting – Record Date; Shares Outstanding and Entitled to Vote” is incorporated herein by reference.

(c)           Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Additional Information Regarding CHCC – Market for Common Stock and Dividends” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Proxy Statement under the caption “Additional Information Regarding CHCC – Market for Common Stock and Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings. On September 18, 2009 the Company issued a total of 1,000,000 shares of common stock, par value $0.0001 for cash in the amount of $0.03 per share for a total of $ 30,000.  On September 24, 2010, the Board of Directors of the Company declared a stock dividend whereby each stockholder of record of the Company as of October 4, 2010 received 9 shares of common stock for each 1 share of common stock which they held as of such date.

(f)           Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Additional Information Regarding CHCC – Prior Purchases and Sales of CHCC Common Stock” is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person

(a)           Name and Address.  The Company, NSH, Merger Sub, Lu Feng, Lu Lingliang, Li Bin, Yan Kai, Jian Li, Zhang Lianjun, Fengzhen Zhou, and Chen Hui, are the filing persons. The Company’s address and telephone number are set forth in Item 2 above.  The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Parties to the Merger” and “Parties to the Merger” is incorporated herein by reference.

(b)           Business and Background of Entities.  The information set forth in the Proxy Statement under  the captions “Summary Term Sheet – Parties to the Merger,” “Parties to the Merger,” “Additional Information Regarding CHCC,” and “Additional Information Regarding the NSH Parties” is incorporated herein by reference.

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Parties to the Merger,” “Parties to the Merger,” “Additional Information Regarding CHCC – Directors and Executive Officers of CHCC,” and “Additional Information Regarding the NSH Parties” is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)(1)           Material Terms: Tender Offers. Not applicable.

(a)(2)           Material Terms: Mergers or Similar Transactions.

(i) Transaction Description.  The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers about the Special Meeting and the Merger,” “The Merger Agreement and Related Agreements,” and “Annex A – Agreement and Plan of Merger”  is incorporated herein by reference.

(ii) Consideration.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Effects of the Merger,”
“Summary Term Sheet – Treatment of Outstanding Options,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Certain Effects of the Merger,” and
“The Merger Agreement and Related Agreements – Treatment of Stock and Options.”

(iii) Reasons for the Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation for Our Board of Directors; Fairness of the Merger,” and
“Special Factors – The NSH Parties’ Purposes and Reasons for the Merger.”

(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet – The Special Meeting,”
“Summary Term Sheet – Record Date,”
“Summary Term Sheet – Required Vote,”
“Questions and Answers about the Special Meeting and the Merger,”
“The Special Meeting – Record Date; Shares Outstanding and Entitled to Vote,” and
“The Special Meeting – Quorum; Votes Required.”

(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
“The Merger Agreement and Related Agreements – Treatment of Stock and Options,” and
“Annex A – Agreement and Plan of Merger.”

(vi) Accounting Treatment. Not material.

(vii) Federal Income Tax Consequences. The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Material United States Federal Income Tax Consequences,” “Questions and Answers about the Special Meeting and the Merger,” and “Special Factors – Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

(c)           Different Terms.  The information set forth in the Proxy Statement under  the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
 “ Special Factors – Source and Amount of Funds; Financing for the Merger,”
“The Merger Agreement and Related Agreements – Treatment of Stock and Options,” and
“Annex A – Agreement and Plan of Merger.”

(d)           Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Rights of Appraisal,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Appraisal Rights,”
“Annex A – Agreement and Plan of Merger,” and
“Annex C – Section 262 of the Delaware General Corporation Law.”

(e)           Provisions for Unaffiliated Security Holders.  The filing persons have not made any provision to grant stockholders access to the Company’s corporate files or to obtain counsel or appraisal services for the stockholders at the filing persons’ expense.

(f)           Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions. The information set forth in the Proxy Statement under the captions  “Special Factors – Background of the Merger,” “Special Factors – Interests of CHCC’s Directors and Officers,” “The Merger Agreement and Related Agreements,” “Where You Can Find More Information” and “Annex A – Agreement and Plan of Merger” is incorporated herein by reference.

(b)           Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation for Our Board of Directors; Fairness of  the Merger,”
“Special Factors – The NSH Parties’ Purposes and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

(c)           Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation for Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purposes and Reasons for the Merger,”
 “Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation for Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purposes and Reasons for the Merger,”
“Special Factors – PAMCO Management Litigation,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

Item 6.  Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation for Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purposes and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Plans for CHCC After the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“The Merger Agreement and Related Agreements,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,” and
“Annex A – Agreement and Plan of Merger.”

(c)(1-8)    Plans.  The information set forth in the Proxy Statement under  the following captions is incorporated herein by reference:

“Summary Term Sheet – The Proposal,”
“Summary Term Sheet – Effects of the Merger,”
“Summary Term Sheet – Interests of CHCC’s Directors and Officers in the Merger,”
“Summary Term Sheet – Financing the Merger; Source and Amount of Funds,”
 “Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)           Purposes.  The information set forth in the Proxy Statement under  the following captions is incorporated herein by reference:

 “Summary Term Sheet – The Proposal,”
“Summary Term Sheet – Effects of the Merger,”
“Summary Term Sheet – Interests of CHCC’s Directors and Officers in the Merger,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,” and
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger.”

(b)           Alternatives.  The information set forth in the Proxy Statement under  the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,” and
“Special Factors – Plans for CHCC After the Merger.”

 (c)           Reasons. The information set forth in the Proxy Statement under  the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,” and
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger.”

(d)           Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Plans for CHCC After the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Material U.S. Federal Income Tax Consequences of the Merger,”
“Special Factors – Material PRC Tax Consequences,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

Item 8.  Fairness of the Going-Private Transaction

(a)           Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Summary Term Sheet – Opinion of CHCC’s Financial Advisor,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Plans for CHCC After the Merger,” and
“Annex B – Opinion of Rockwell Global Capital, LLC.”

(b)           Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under  the following captions is incorporated herein by reference:

“Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Summary Term Sheet – Opinion of CHCC’s Financial Advisor,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,”
“Special Factors – Plans for CHCC After the Merger,” and
“Annex B – Opinion of Rockwell Global Capital, LLC.”

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – The Special Meeting,”
“Summary Term Sheet – Record Date,”
“Summary Term Sheet – Required Vote,”
“Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“The Special Meeting – Record Date, Shares Outstanding and Entitled to Vote,” and
“The Special Meeting – Quorum; Votes Required.”

(d)           Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Summary Term Sheet – Opinion of CHCC’s Financial Advisor,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,” and
“Annex B – Opinion of Rockwell Global Capital, LLC.”

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,” and
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger.”

(f)           Other Offers.  The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Merger” is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a-b)           Report, Opinion or Appraisal and Preparer and Summary of the Report, Opinion or Appraisal.   As referenced in Item 8(d) above, the Company’s the board of directors retained Rockwell Global Capital, LLC to prepare a fairness opinion.  Rockwell Global Capital, LLC’s fairness opinion addressed to the board of directors of the Company, dated September 23, 2011, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference.  Additionally, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Opinion of CHCC’s Financial Advisor,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger,” and
“Annex B – Opinion of Rockwell Global Capital, LLC.”

(c)           Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at C 1, Electric Power Road, Zhou Cun District, Zibo, P.R. China, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)           Source of Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Financing for the Merger; Source and Amount of Funds,”
“Special Factors – Background of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
“Special Factors – Fees and Expenses,”
“The Merger Agreement and Related Agreements – Fees and Expenses,” and
“Annex A – Agreement and Plan of Merger.”

(b)           Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Required Vote,”
“Summary Term Sheet – What We Need to Do to Complete the Merger,”
“Summary Term Sheet – Regulatory Approvals that Must be Obtained,”
“Summary Term Sheet – Financing for the Merger; Source and Amount of Funds,”
“Special Factors – Background of the Merger,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
“Special Factors – Fees and Expenses,”
“Special Factors – Regulatory Approvals,”
“The Special Meeting – Quorum; Votes Required,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

(c)           Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Financing for the Merger; Source and Amount of Funds,”
“Special Factors – Background of the Merger,”
“Special Factors – Certain Effects of the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
“Special Factors – Fees and Expenses,”
“The Merger Agreement and Related Agreements,” and
“Annex A – Agreement and Plan of Merger.”

(d)           Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a)           Securities Ownership.  The information set forth in the Proxy Statement under the captions “Special Factors – Plans for CHCC After the Merger,” “Special Factors – Interests of CHCC’s Directors and Officers in the Merger,” and “Additional Information Regarding CHCC – Security Ownership of Certain Beneficial Owners and Management”  is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Proxy Statement under the captions “Additional Information Regarding CHCC – Prior Purchases and Sales of CHCC Common Stock” and “Additional Information Regarding CHCC – Security Ownership of Certain Beneficial Owners and Management”  is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a  Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Interests of CHCC’s Directors and Officers in the Merger,”
“Summary Term Sheet – Share Ownership of Directors and Executive Officers,”
“Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,”
“Special Factors – The Position of the NSH  Parties as to the Fairness of the Merger,”
“Special Factors – Plans for CHCC After the Merger,” and
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger.”

(e)           Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“The Special Meeting – Quorum; Votes Required,”
“Special Factors – The NSH Parties’ Purpose and Reasons for the Merger,” and
“Special Factors – The Position of the NSH Parties as to the Fairness of the Merger.”

Item 13. Financial Statements.

(a)           Financial Information.  The Company’s audited financial statements and unaudited interim financial statements are incorporated by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2011, filed on July 8, 2011, and the Company’s Quarterly Report on Form 10-Q/A for the quarter ended March 30, 2011, filed on July 8, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 15, 2011. The information set forth in the Proxy Statement under the captions “Additional Important Information About CHCC – Selected Historical Consolidated Financial Information of CHCC” and “Where You Can Find More Information” is incorporated herein by reference.

(b)           Pro Forma Information.  Not material.

Item 14.  Persons/Assets Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Our Position as to the Fairness of the Merger; Board Recommendation,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Opinion of Financial Advisor,”
“Special Factors –  Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
 “Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Fees and Expenses,” and
“The Special Meeting – Solicitation of Proxies.”

(b)           Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Financing for the Merger; Source and Amount of Funds,”
“Questions and Answers about the Special Meeting and the Merger,”
“Special Factors – Background of the Merger,”
“Special Factors – Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger,”
“Special Factors – Interests of CHCC’s Directors and Officers in the Merger,”
“Special Factors – Source and Amount of Funds; Financing for the Merger,”
 “Special Factors – Fees and Expenses,” and
“The Special Meeting – Solicitation of Proxies.”

Item 15. Additional Information

(b)           Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Golden Parachute Compensation,” “Special Factors – Interests of CHCC’s Directors and Officers in the Merger,” and “Special Factors – Certain Effects of the Merger.”

(c)           Other Material Information.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)
Letter to Stockholders of China Chemical Corp., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(a)(2)
 Notice of Special Meeting of Stockholders, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(a)(3)	The Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(a)(4)	Press Release dated October 14, 2011 (filed as exhibit 99.1 to the Company's Current Report on Form 8-K, filed October 14, 2011 and incorporated herein by reference)

(b)	Not applicable.

(c)(1)
Fairness Opinion of Rockwell Global Capital, LLC, dated September 23, 2011, incorporated herein by reference to Annex B of the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(d)(1)
Agreement and Plan of Merger, by and among China Chemical Corp., NSH and Merger Sub, incorporated herein by reference to Annex A of the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(d)(2)
Support and Contribution Agreement, by and among NSH, Lu Feng, Lu Lingliang, Li Bin, Yan Kai, Yu Hong Tian, Lu Ning, Han Ying, Lu Tian Yu, Zhou Qing, Zhang Lian Fang, Lu Yang, Liu Heng Fang, Zhang Lian Jun, Wang Song, Li Zhi Bin, An Ming, Express Sky Limited, Bright Success Asia Pacific Limited, Able Profit International Limited and Eternal Success International Limited.

(f)
Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(g)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CHEMICAL CORP.

	By:	/s/ Lu Feng

Name: Lu Feng, Chairman and Chief Executive Officer

Dated: October 17, 2011

NEW SOURCE HOLDING CO., LTD.

	By:	/s/ Lu Feng

Name: Lu Feng, President

Dated: October 17, 2011

CHCC ACQUISITION CO., INC.

	By:	/s/ Lu Feng

Name: Lu Feng, Chairman and Chief Executive Officer

Dated: October 17, 2011

LU FENG

	By:	/s/ Lu Feng

Dated: October 17, 2011

LU LINGLIANG

	By:	/s/ Lu Linliang

Dated: October 17, 2011

LI BIN

	By:	/s/ Li Bin

Dated: October 17, 2011

YAN KAI

	By:	/s/ Yan Kai

Dated: October 17, 2011

JIAN LI

	By:	/s/ Jian Li

Dated: October 17, 2011

ZHANG LIANJUN

	By:	/s/ Zhang Lianjun

Dated: October 17, 2011

FENGZHEN ZHOU

	By:	/s/ Feng Zhen Zhou

Dated: October 17, 2011

CHEN HUI

	By:	/s/ Chen Hui

Dated: October 17, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)
Letter to Stockholders of China Chemical Corp., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(a)(2)
 Notice of Special Meeting of Stockholders, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(a)(3)	The Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(a)(4)	Press Release dated October 14, 2011 (filed as exhibit 99.1 to the Company's Current Report on Form 8-K, filed October 14, 2011 and incorporated herein by reference)

(b)	Not applicable.

(c)(1)
Fairness Opinion of Rockwell Global Capital, LLC, dated September 23, 2011, incorporated herein by reference to Annex B of the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(d)(1)
Agreement and Plan of Merger, by and among China Chemical Corp., NSH and Merger Sub, incorporated herein by reference to Annex A of the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(d)(2)
Support and Contribution Agreement, by and among NSH, Lu Feng, Lu Lingliang, Li Bin, Yan Kai, Yu Hong Tian, Lu Ning, Han Ying, Lu Tian Yu, Zhou Qing, Zhang Lian Fang, Lu Yang, Liu Heng Fang, Zhang Lian Jun, Wang Song, Li Zhi Bin, An Ming, Express Sky Limited, Bright Success Asia Pacific Limited, Able Profit International Limited and Eternal Success International Limited.

(f)
Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Preliminary Proxy Statement on Schedule 14A filed by China Chemical Corp. with the Securities and Exchange Commission on October 14, 2011

(g)	Not applicable

Exhibit (d)(2)

SUPPORT AND CONTRIBUTION AGREEMENT

This SUPPORT AND CONTRIBUTION AGREEMENT (this “Agreement”) dated October 12, 2011, is among NEW SOURCE HOLDING CO., LTD, a Delaware corporation (“Parent”), CHCC ACQUISITION CO., INC., a Delaware corporation (“Merger Sub”), and each of the stockholders of China Chemical Corp., Inc. (the “Company”) listed on Schedule 1 hereto (the “Stockholders”).

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger of even date herewith and attached hereto as Exhibit A (the “Merger Agreement”);

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number and type of shares of capital stock of the Company set forth opposite such Stockholder’s name on Schedule 1 hereto (such shares of all Stockholders, together with any other shares of capital stock of the Company acquired by any Stockholder after the date hereof, being collectively referred to herein as the “Stockholder Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholders enter into this Agreement and, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholders are willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties agree as follows:

1. Defined Terms.  Capitalized terms used herein but not otherwise defined herein have the meanings assigned to such terms in the Merger Agreement.

2. Agreements of Stockholder.

(a) Voting.  From the date hereof until the Termination Date (as defined in Section 5 hereof), at any meeting of the stockholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, each Stockholder shall vote all such Stockholder Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement and the approval of the Merger, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Acquisition Proposal, and (iv) against any agreement (or any amendment therein), amendment of the Company’s organizational documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.  Any such vote shall be cast (or consent shall be given) by Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

(b) Proxy.  In furtherance of each Stockholder’s agreement in Section 2(a) above, but subject to the following sentence, each Stockholder hereby appoints Lu Feng and Lu Feng’s designees, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all Stockholder Shares held by such Stockholder (at any meeting of stockholders of the Company called in connection with the approval of the Merger Agreement however called or any adjournment thereof), or to execute one or more written consents in respect of such Stockholder Shares in connection with the approval of the Merger Agreement.  Such proxy shall be valid and irrevocable until the Termination Date.  Each Stockholder represents that any and all other proxies heretofore given in respect of his, her or its Stockholder Shares are revocable, and that such other proxies have been revoked.  EACH STOCKHOLDER AFFIRMS THAT THE FOREGOING PROXY IS: (I) GIVEN (A) IN CONNECTION WITH THE EXECUTION OF THE MERGER AGREEMENT AND (B) TO SECURE THE PERFORMANCE OF SUCH STOCKHOLDER’S DUTIES UNDER THIS AGREEMENT, (II) COUPLED WITH AN INTEREST AND (III) IRREVOCABLE PRIOR TO THE TERMINATION DATE (AS DEFINED HEREIN) IN ACCORDANCE WITH THE PROVISIONS OF SECTION 212 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.  All authority herein conferred shall survive the death or incapacity of each Stockholder that is a natural person and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Stockholder.

(c) Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until the Termination Date, other than as contemplated by this Agreement, no Stockholder shall directly or indirectly (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any of his, her or its Stockholder Shares (or any right, title or interest thereto or therein), (ii) deposit any of his, her or its Stockholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any such Stockholder Shares, (iii) take any action that would make any representation or warranty of such Stockholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying such Stockholder from performing any of his, her or its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 2(c).

(d) Conduct of Stockholder.  Until any termination of this Agreement in accordance with its terms, with respect to each Stockholder that is not a natural person, such Stockholder (i) shall maintain its status as duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (ii) shall not dissolve, merge or combine with any Person, or adopt any plan of complete or partial liquidation, in each case, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, it being agreed that Parent may withhold its consent if in its judgment the proposed action would jeopardize the benefits intended to be provided to Parent and Merger Sub under this Agreement.

(e) Appraisal Rights.  Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal or similar rights under Section 262 of the General Corporation Law of the State of Delaware or other applicable Law in connection with the Merger.

(f) Contribution of Shares by Stockholders. Each Stockholder agrees that immediately prior to the Effective Time of the Merger, each such Stockholder shall contribute, transfer, assign, convey and deliver to Parent all of his, her or its right, title and interest in, to and under all Stockholder Shares owned by such Stockholder to Parent and in exchange for such Stockholder Shares, Parent shall issue to each contributing Stockholder the number of shares of common stock of Parent listed opposite such Stockholder's name under the caption "Parent Shares" on Schedule 1 hereto.

(g) Stockholders’ Agreement.  Upon the issuance of shares of common stock of Parent to the Stockholders pursuant to Section 2(f) above, Parent and the Stockholders shall enter into a Stockholders’ Agreement containing such customary terms as mutually agreed upon by the Stockholders.

3. Representations and Warranties of Stockholder.  Each Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

(a) Organization; Authority.  The representation and warranty contained in this Section 3(a) only applies to those Stockholders that are not natural persons.  Such Stockholder (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation and (ii) has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance by such Stockholder of this Agreement, and the performance of its obligations hereunder, have been duly authorized and approved by all necessary action on the part of such Stockholder and no further action on the part of such Stockholder is necessary to authorize the execution, delivery and performance by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder.

(b) Execution.  This Agreement has been duly executed and delivered by such Stockholder and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

(c) Consents and Approvals; No Violations.  No consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the performance by such Stockholder of his, her or its obligations hereunder, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by such Stockholder of any of his, her or its obligations under this Agreement.  Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of his, her or its obligations hereunder, will (i) (A) violate any Law, judgment, writ or injunction of any Governmental Entity applicable to Stockholder or any of its properties or assets or (B) violate, breach, conflict with or constitute a default under any of the terms, conditions or provisions of any agreement or other instrument or obligation to which Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except for such violations, breaches, conflicts or defaults as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement, or (ii) with respect to any Stockholder that is not a natural person, conflict with or violate any provision of the organizational documents of such Stockholder.

(d) Ownership of Shares.  As of the date hereof, such Stockholder owns, beneficially and of record, all of the Stockholder Shares set forth opposite such Stockholder’s name on Schedule 1 hereto.  Such Stockholder owns all such Stockholder Shares free and clear of any proxy, voting restriction, adverse claim or other lien (other than proxies and restrictions in favor of Parent and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act”) and the “blue sky” laws of the various states of the United States).  Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, such Stockholder has sole voting power and sole power of disposition with respect to all of his, her or its Stockholder Shares, with no restrictions on such Stockholder’s rights of voting or disposition pertaining thereto and no Person other than such Stockholder has any right to direct or approve the voting or disposition of any such Stockholder Shares.  As of the date hereof, such Stockholder does not own, beneficially or of record, any capital stock of the Company other than those shares of capital stock of the Company set forth opposite such Stockholder’s name on Schedule 1 hereto, which constitute Stockholder Shares.

(e) No Breach.  The Company is not in breach of any of its obligations to such Stockholder in any respect.

4. Release.  Each Stockholder, on his, her or its own behalf and on behalf of such Stockholder’s affiliates, legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees of such Stockholder, hereby releases and forever discharges, effective at the Effective Time, the Company and its affiliates and all of their respective past, present and future officers, directors, stockholders, members, controlling persons, employees, agents, representatives, successors and assigns of any of the foregoing, both individually and in their official capacities, from any and all rights, liabilities, claims, demands and causes of action of any type which such Stockholder has had in the past, now has, or might now have, through the Effective Time, in any way resulting from, arising out of, connected with or otherwise directly related to, such Stockholder’s equity ownership in the Company; provided, however, the foregoing shall not release or discharge the Company, its affiliates or any of their respective past, present or future officers, directors, stockholders, members, controlling persons, employees, agents, representatives, successors or assigns from any rights, liabilities, claims, demands or causes of action resulting from or arising out of a breach of the Merger Agreement.  Each Stockholder covenants and agrees to execute and deliver to the Company such additional documents and agreements as may be reasonably requested by the Company to effect the release contained in this Section 4, including without limitation delivering a confirmation of such release at Closing.

5. Termination.  The obligations of such Stockholder under Section 2 of this Agreement shall terminate on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time (such termination being referred to herein as the “Termination Date”).

6. Action in Stockholder Capacity Only.  The parties acknowledge that this Agreement is entered into by each Stockholder in his, her or its capacity as owner of Stockholder Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his or her capacity as a director or officer of the Company that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company, including, without limitation, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 6.3 of the Merger Agreement.

7. Expenses.  Each party hereto shall pay its own fees and expenses (including fees and expenses of its agents, representatives and attorneys) incurred by or on behalf of it in connection with the negotiation, drafting, execution, delivery and performance of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the performance of their respective obligations hereunder and thereunder.

8. Definition of “Beneficial Ownership.”  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

9. Further Assurances.  From time to time, at the request of Parent and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or appropriate to, in the most expeditious manner practicable, effect the purposes of this Agreement.

10. Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the final agreement between the parties hereto and is the complete and exclusive expression of agreement of the parties hereto with respect to the subject matter hereof.  All prior and extemporaneous negotiations, communications, arrangements and agreements between the parties hereto on the subject matters contained in this Agreement, whether written or oral, are expressly merged into and superseded by this Agreement.

11. Assignment; Binding Effect.  This Agreement is binding upon and inures to the benefit of the parties to this Agreement and their respective successors and permitted assigns.  No Stockholder may assign any of his, her or its rights, or delegate any of his, her or its obligations or any performance, arising under or relating to this Agreement voluntarily or involuntarily, whether by operation of law, merger, consolidation, dissolution or any other manner, without the prior written consent of Parent and Merger Sub.  Any purported assignment of rights or delegation of obligations or performance in violation of this Section 11 is void and of no force or effect.

12. Amendments; Waiver.  The parties hereto may not amend, modify or supplement this Agreement except pursuant to a written instrument making specific reference to this Agreement that identifies itself as an amendment, modification or supplement to this Agreement and that is signed by each of the parties hereto.  No purported waiver of any provision of this Agreement will be effective unless effected pursuant to a written instrument signed by the party or parties hereto against whom enforcement of such waiver is sought.  The waiver by any party hereto of any provision of this Agreement is effective only in the instance and only for the purpose that it is given and does not operate and is not to be construed as a further or continuing waiver.  No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or remedy under this Agreement operates as a waiver thereof.  This Agreement does not, and is not intended to, confer any rights or remedies upon any Person other than the parties to this Agreement.

13. Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Counterparts.  The parties hereto may execute this Agreement in two or more counterparts, each of which constitutes an original copy of this Agreement and all of which, collectively, constitute only one agreement.  The signatures of all the parties hereto need not appear on the same counterpart.  This Agreement may also be executed and delivered by facsimile or other electronic means.

15. Descriptive Headings.  The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and do not alter the meaning of, or affect the construction or interpretation of, this Agreement.

16. Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt).  All communications hereunder shall be delivered to the respective parties at the following addresses: (i) if to Parent or Merger Sub, to its respective address set forth in the Merger Agreement; and (ii) if to any Stockholder, to such Stockholder’s address set forth on Schedule 1 hereto; or, in each case, to such other address as the Person to whom notice is given may have previously furnished to the other Parties in writing in the manner set forth above.

17. Drafting.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

18. Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.  This Agreement is executed by the parties hereto in and shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.  Any suit, action or proceeding against any party hereto with respect to the subject matter of this Agreement, or any judgment entered by any court in respect thereof, must be brought or entered in the federal and state courts located within the State of Delaware and each such party hereby irrevocably submits to the jurisdiction of such court for the purpose of any such suit, action, proceeding or judgment. Each party hereto hereby irrevocably waives any objection which either of them may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought as provided in this subsection, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  The parties hereto agree that exclusive jurisdiction of all disputes, suits, actions or proceedings between the parties hereto with respect to the subject matter of this Agreement lies in the federal and state courts located within the State of Delaware, as hereinabove provided.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

NEW SOURCE HOLDING CO., LTD.

By:	/s/ Lu Feng
Name: Lu Feng
Title: President

CHCC ACQUISITION CO., INC.

By:	/s/ Lu Feng
Name: Lu Feng
Title: Chief Executive Officer

The undersigned, Lu Feng, hereby acknowledges receipt of this Agreement and the appointment of proxy as contemplated in Section 2(b) hereof.

/s/ Lu Feng
Lu Feng

(Signatures Continue on Next Page)

STOCKHOLDERS:

/s/ Lu Feng
Lu Feng

/s/ Lu Linglian
Lu Linglian

EXPRESS SKY LIMITED

By:	/s/ Express Sky Limited

BRIGHT SUCCESS ASIA PACIFIC LIMITED

By:	/s/ Bright Success Asia Pacific Limited

ABLE PROFIT INTERNATIONAL LIMITED

By:	/s/ Able Profit International Limited.

ETERNAL SUCCESS INTERNATIONAL LIMITED

By:	/s/ Eternal Success International Limited

(Signatures Continue on Next Page)

/s/ Han Ying
Han Ying

/s/ Lu Yang
Lu Yang

/s/ Lu Ning
Lu Ning

/s/ Zhang Lian Fang
Zhang Lian Fang

/s/ Lu Tian Yu
Lu Tian Yu

/s/ Zhou Qing
Zhou Qing

/s/ Yan Kai
Yan Kai

/s/ Yu Hong Tian
Yu Hong Tian

/s/ Li Bin
Li Bin

/s/ Liu Heng Fang
Liu Heng Fang

/s/ Zhang Lian Jun
Zhang Lian Jun

(Signatures Continue on Next Page)

/s/ Wang Song
Wang Song

/s/ Li Zhi Bin
Li Zhi Bin

/s/ An Ming
An Ming

Schedule 1

Stockholder	No. of Shares Common Stock of the Company	Parent Shares
Lu Feng	9,866,675	987
Lu Linglang	7,941,785	794
Express Sky Limited	1,000,000	100
Bright Success Asia Pacific Limited	1,000,000	100
Able Profit International Limited	1,000,000	100
Eternal Success International Limited	1,000,000	100
Han Ying	750,000	75
Lu Yang	500,000	50
Lu Ning	150,000	15
Zhang Lian Fang	150,000	15
Lu Tian Yu	107,200	11
Zhou Qing	100,000	10
Yan Kai	40,000	4
Yu Hong Tian	30,000	3
Li Bin	20,000	2
Liu Heng Fang	20,000	2
Zhang Lian Jun	20,000	2
Wang Song	20,000	2
Li Zhi Bin	20,000	2
An Ming	20,000	2

EXHIBIT A

MERGER AGREEMENT

See Attached.